Standex ESSENTIAL PRODUCTS FOR YOUR WORLD

News Release

STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Thomas DeByle, CFO
(603) 893-9701
email: InvestorRelations@Standex.com

FOR IMMEDIATE RELEASE

STANDEX REPORTS DOUBLE-DIGIT SALES AND PROFITABILITY GROWTH IN FOURTH QUARTER OF FISCAL 2011

- Net sales grow 14.8% year-over-year
- All five business segments report year-over-year sales growth
- Non-GAAP EPS increases 34% year-over-year

SALEM, NH – September 7, 2011 . . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for the fourth quarter and fiscal year ended June 30, 2011.

- Net sales increased 14.8% to $174.6 million from $152.1 million in the fourth quarter of fiscal 2010.

- Income from operations increased to $14.7 million, compared with $12.2 million in the fourth quarter of fiscal 2010. Operating income for the fourth quarter of 2011 includes pretax, $0.4 million in restructuring expenses and $0.6 million in acquisition-related expenses. The fourth quarter of fiscal 2010 included, pretax, $0.1 million in restructuring charges and a $1.0 million charge relating to the resolution of a legal dispute with a former supplier. Excluding these items from both periods, the Company reported non-GAAP fourth-quarter fiscal 2011 operating income of $15.7 million, compared with $13.2 million in the year-earlier quarter.

- Net income from continuing operations was $10.3 million, or $0.81 per diluted share, including, after tax, a $0.3 million restructuring charge and $0.4 million in acquisition expenses. This compares with fourth-quarter 2010 net income from continuing operations of $8.5 million, or $0.67 per diluted share, including, after tax, a $0.1 million restructuring charge, a $0.6 million legal charge and a $1.1 million nonrecurring discrete tax benefit. Excluding the aforementioned items from both periods, non-GAAP net income from continuing operations increased to $11.0 million, or $0.86 per diluted share, compared with $8.2 million, or $0.64 per diluted share, in the same period last year.

- EBITDA (earnings before interest, income taxes, depreciation and amortization) increased to $18.6 million from $15.9 million in the fourth quarter of fiscal 2010. Excluding the previously mentioned items from both periods, EBITDA increased to $19.6 million from $17.0 million in the fourth quarter of fiscal 2010.

- Net working capital (defined as accounts receivable plus inventories less accounts payable) was $113.0 million at the end of the fourth quarter of 2011, compared with $103.6 million a year earlier. Working capital turns were 6.2 for the fourth quarter of fiscal 2011 and 5.9 for the fourth quarter of fiscal 2010.

- Net debt (defined as short-term debt plus long-term debt less cash) decreased to $37.2 million at June 30, 2011 from $68.3 million at March 31, 2011. The Company's ratio of net debt to total capital was 13.2% at June 30, 2011 compared with 23.4% at March 31, 2011.

A reconciliation of net income, earnings per share and net income from continuing operations from reported GAAP amounts to non-GAAP amounts is included later in this release.

Management Comments on the Quarter

"The fourth quarter was a solid finish to an excellent year for Standex," said President and CEO Roger Fix. "We delivered year-over-year top-line growth in all of our five business segments. Total sales were up 14.8% from the fourth quarter last year, reflecting organic growth of 9.3% and a 3.7% growth contribution from recent acquisitions, plus favorable foreign currency exchange. This level of organic growth is well in excess of the growth that we are seeing in most of our end user markets, which indicates that our sales initiatives are driving market share gains.[1] On the bottom line, reflecting nearly three years of cost cutting and restructuring, we are clearly seeing improved profitability from incremental sales. Led by our Engraving, and Electronics and Hydraulics segments, non-GAAP operating income for the quarter was up 19%. Non-GAAP net income from continuing operations grew 34.8% to $11.0 million."

Segment Review

__Food Service Equipment Group__ sales increased 9.8% year-over-year, with operating income decreasing 8.2%.

Although our Food Service Equipment group continued to deliver solid top-line growth, margins on the refrigeration side of the business were down year-over-year," said Fix. "Sales growth in the quarter reflected continuing strength in demand for our Cooking solutions, Custom Solutions and Procon product lines. Margins, particularly in our Refrigerated Solutions product lines, were negatively affected by three factors, the first being commodity inflation and, in particular, a negative year-over-year sales price and metal cost comparison in the quarter. The second issue we faced was a shift in refrigeration product sales to dealer buying groups, which carry lower margins. Refrigeration product margins also reflected a mix shift from walk-in products to reach-in refrigeration products which are also generally at lower margins."

"At the same time, our Cooking Solutions Group delivered its third straight quarter of double-digit year-over-year sales growth," Fix said. "This growth was driven by solid product demand in domestic and international markets. Although Cooking Solutions Group sales continued to skew toward the dealer channel, we are seeing good results from our efforts to offset this by penetrating new national accounts."

"In fiscal 2012 the Food Service Equipment Group is focused on continuing to drive top-line growth and improve operating margins" said Fix. "Given the inflation in commodity prices and the changes we are experiencing in our product sales mix, we have been focused on the implementation of price increases and additional cost reduction initiatives. We are beginning to see a more positive pricing environment in the food service equipment segment, as all of the major competitors in the market have announced price increases over the past two quarters while commodity metal pricing also appears to have stabilized.[1] We are hopeful that the combination of improved pricing and moderating commodity costs will lead to improved year-over-year profit comparisons in fiscal 2012.[1] In addition, we anticipate that factory consolidations we have initiated in both our Refrigerated Solutions and Cooking Solutions groups, which we expect to complete by the end of the first quarter of fiscal 2012, will deliver roughly $1.5M of annual savings.[1] We expect to begin to experience the benefit of these factory consolidations in the second quarter of fiscal 2012."[1]

The *__Engraving Group's__* sales increased 10.9% year-over-year, with an 18.9% increase in operating income.

"The fourth quarter was a strong finish to a very good year for the Standex Engraving Group," Fix said. "In our mold texturizing business we are gaining market share essentially across the board, driven by both our technology and the customer proximity and access provided by our global footprint. Increased operating income demonstrated that the operational streamlining and cost reductions we have implemented are continuing to improve our profit performance. During the fourth quarter our mold texturizing business benefited from strong customer demand in all the geographies Standex serves, and we see good sales momentum going into fiscal 2012.[1] Our ongoing focus on emerging economies is yielding good results as evidenced by the record year reported by our mold texturizing business in China, which continues to deliver strong growth on both the top and bottom lines. The mold texturizing business we recently acquired in India is also performing very well, and we are expanding our team and capacity in India to satisfy growing demand. We continue to see softness in our roll engraving and machinery business, although recently we have seen some improvement in quotation activity."

__Engineering Technologies Group__ sales increased 51% year-over-year, with a 27.1% increase in operating income.

"Reflecting the "lumpy" nature of project-related sales which are the normal course in our Engineering Technologies segment, as well as the acquisition of Metal Spinners Group in the third quarter of fiscal 2011, sales and operating income for the fourth quarter were up substantially both sequentially and year-over-year," said Fix. "In line with our expectations, we saw good sales performance in our legacy Spincraft aerospace markets which we expect to continue into fiscal 2012.[1] However, we expect our sales in the energy area to be down in the first half of fiscal 2012 as one of our major OEMs in this market implements an inventory correction.[1] Based on forecast information from this customer, we currently expect our energy business to return to more normal sales levels in the second half of fiscal 2012.[1] Because our aerospace business is focused on the unmanned Delta IV and Atlas V heavy lift platforms, which are primarily used for satellite deployment, we are unaffected by the discontinuation of the space shuttle program. However, the space shuttle decommissioning has the potential to create opportunities for us as the industry seeks alternatives for manned space flight and specifically for resupplying the international space station, as we believe Spincraft is very well positioned to provide hardware on most of the launch vehicles being considered for these manned missions.[1] We continue to drive initiatives to capture additional business in the energy market, where we are making progress in forging the customer relationships we need to penetrate additional land-based turbine opportunities and to penetrate the aviation jet engine business, which is a new market opportunity for the group."

"The Metal Spinners business contributed to both our sales and our profitability in the fourth quarter of 2011," said Fix. "However, profit leverage in the group during the fourth quarter was negatively impacted by purchase accounting associated with the acquisition of Metal Spinners. The write-up of the initial inventory and backlog flowed through the P&L in the fourth quarter, and we expect our profit leverage to be more normal beginning in Q1 of fiscal 2012."[1]

The ***Electronics and Hydraulics Group*** reported 18.2% year-over-year sales growth, with operating income increasing 41.7%.

"This was another excellent quarter for the Electronics and Hydraulics segment," Fix said. "We are continuing to see the benefits of our efforts to capture new business opportunities in our Electronics business, which posted its sixth consecutive quarter of double-digit year-over-year top-line growth. We are continuing to capitalize on the competitive advantages we have created in our Electronics segment. In Electronics we are leveraging the combination of a solid new product engineering capability along with proprietary technologies that we have developed over the years for a wide range of applications in the aerospace, automotive, industrial and medical markets, in conjunction with low-cost manufacturing facilities in Mexico and China. More recently we have invested in expanding our global sales force to address the key geographic and end user markets around the world."

"This also was another good quarter for our Hydraulics business, where we also reported strong double-digit year-over-year sales growth," said Fix. "The North American market for hydraulically operated telescopic hoists continues to strengthen. In addition, our efforts to diversify our customer base into the international markets of South America, Southeast Asia, Australia and China continue to show positive results."

Air Distribution Products Group ("ADP") sales increased 5.2% from the same period last year, and the business recorded an operating loss of $0.8 million in the quarter.

"Despite lackluster housing starts and extremely difficult conditions in the new home construction market, ADP continued to deliver top-line growth in the fourth quarter," said Fix. "This growth demonstrates that our continued focus on gaining market share and introducing new products is yielding positive results."

Business Outlook

"Standex enters into fiscal 2012 with good momentum," Fix said. "We are moving in the right direction in terms of our sales, earnings, working capital and cash flow, as well in the positioning of our balance sheet. We have recorded solid year over year sales increase over the past three quarters with Metal Spinners only now beginning to contribute. Despite the lower margins in our Food Service segment in the fourth quarter, our fiscal 2011 non-GAAP earnings per diluted share were 51% above their high point prior to the recession on 10% lower sales volume. Looking forward, given the still tenuous nature of the global economic recovery, we are remaining highly focused on operational improvement and conservative regarding operating expenses as we begin fiscal 2012. We have, however, identified some attractive opportunities for investment in both productivity and organic growth, which we plan to fund with capital as the year unfolds.[1] As always, we will continue to focus on evolving and maximizing the value of our overall business portfolio and, in that context, executing on our Focused Diversity and acquisition strategy continues to be a top priority. Our recent acquisitions have all met or exceeded our expectations strategically and financially, and Standex has the balance sheet strength and liquidity necessary to capitalize on similar opportunities in the future.[1]"

Conference Call Details

Standex will host a conference call for investors today, Wednesday September 7, at 10:00 a.m. ET. On the call, Roger Fix, president and CEO, and Thomas DeByle, CFO, will review the Company's financial results and business and operating highlights. Investors interested in listening to the webcast should log on to the "Investor Relations" section of

Standex's website, located at www.standex.com. The Company's slide show accompanying the webcast audio also can be accessed via its website. To listen to the playback, please dial (888) 286-8010 in the U.S. or (617) 801-6888 internationally; the passcode is 81757411. The replay also can be accessed in the "Investor Relations" section of the Company's website, located at www.standex.com.

Use of Non-GAAP Financial Measures

EBITDA, which is "Earnings Before Interest, Taxes, Depreciation and Amortization," non-GAAP income from operations, non-GAAP net income from continuing operations and free cash flow are non-GAAP financial measures and are intended to serve as a complement to results provided in accordance with accounting principles generally accepted in the United States. Standex believes that such information provides an additional measurement and consistent historical comparison of the Company's performance. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is available in this news release.

About Standex

Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment Group, Air Distribution Products Group, Engineering Technologies Group, Engraving Group and Electronics and Hydraulics Group with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil, Turkey, South Africa, India and China. For additional information, visit the Company's website at www.standex.com.

[1] *Safe Harbor Language*
Statements in this news release include, or may be based upon, management's current expectations, estimates and/or projections about Standex's markets and industries. These statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may materially differ from those indicated by such forward-looking statements as a result of certain risks, uncertainties and assumptions that are difficult to predict. Among the factors that could cause actual results to differ are unforeseen legal judgments, fines or settlements, uncertainty in conditions in the financial and banking markets, general domestic and international economy including more specifically increases in raw material costs, the ability to substitute less expensive alternative raw materials, the heavy construction vehicle market, the new residential construction market, the ability to continue to successfully implement productivity improvements, increase market share, access new markets, introduce new products, enhance our presence in strategic channels, the successful expansion and automation of manufacturing capabilities and diversification efforts in emerging markets, the ability to continue to achieve cost savings through lean manufacturing, cost reduction activities, and low cost sourcing, effective completion of plant consolidations, successful completion and integration of future acquisitions and the other factors discussed in the Annual Report of Standex on Form 10-K for the fiscal year ending June 30, 2010, which is on file with the Securities and Exchange Commission, and any subsequent periodic reports filed by the Company with the Securities and Exchange Commission. In addition, any forward-looking statements represent management's estimates only as of the day made and should not be relied upon as representing management's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company and management specifically disclaim any obligation to do so, even if management's estimates change.

Standex International Corporation
Consolidated Statement of Operations

	Three Months Ended June 30,		Year Ended June 30,	
	2011	2010	2011	2010
Net sales	$174,579	$152,081	$633,753	$578,454
Cost of sales	120,027	103,851	433,917	395,051
Gross profit	54,552	48,230	199,836	183,403
Selling, general and administrative expenses	39,397	35,951	148,733	138,770
Gain on sale of real estate	-	-	(3,368)	(1,405)
Restructuring costs	421	85	2,044	3,772
Income from operations	14,734	12,194	52,427	42,266
Interest expense	460	1,138	2,107	3,624
Other (income) expense, net	120	(341)	215	(754)
Total	580	797	2,322	2,870
Income from continuing operations before income taxes	14,154	11,397	50,105	39,396
Provision for income taxes	3,810	2,857	13,957	11,436
Net income (loss) from continuing operations	10,344	8,540	36,148	27,960
Income (loss) from discontinued operations, net of tax	(74)	(178)	(781)	739
Net income (loss)	$10,270	$8,362	$35,367	$28,699
Basic earnings per share:				
Income (loss) from continuing operations	$0.83	$0.69	$2.90	$2.25
Income (loss) from discontinued operations	0.00	(0.01)	(0.06)	0.06
Total	$0.83	$0.68	$2.84	$2.31
Diluted earnings per share:				
Income (loss) from continuing operations	$0.81	$0.67	$2.83	$2.20
Income (loss) from discontinued operations	0.00	(0.01)	(0.06)	0.06
Total	$0.81	$0.66	$2.77	$2.26

Standex International Corporation and Subsidiaries
Statements of Consolidated Cash Flows

	Year Ended June 30,	
	2011	2010
Cash Flows from Operating Activities		
Net income	$35,367	$28,699
Income (loss) from discontinued operations	(781)	739
Income (loss) from continuing operations	36,148	27,960
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	14,160	14,407
Stock-based compensation	3,805	3,845
Deferred income taxes	(416)	5,320
Non-cash portion of restructuring charges	485	873
(Gain) loss on sale of investments, real estate and equipment, and debt extinguishment	(3,368)	(1,405)
Increase (decrease) in cash from changes in assets and liabilities,		
Accounts receivables, net	(2,994)	(12,022)
Inventories	(9,362)	5,393
Contributions to defined benefit plans	(506)	(17,414)
Prepaid expenses and other	(1,623)	(5,746)
Accounts payable	8,978	(1,081)
Accrued payroll, employee benefits and other liabilities	5,849	3,838
Income taxes payable	6,948	(1,722)
Net cash provided by operating activities - continuing operations	58,104	22,246
Net cash used for operating activities - discontinued operations	(1,767)	(845)
Net cash provided by operating activities	56,337	21,401
Cash Flows from Investing Activities		
Expenditures for property, plant and equipment	(6,048)	(4,030)
Expenditures for acquisitions, net of cash acquired	(26,603)	--
Expenditures for executive life insurance policies	(514)	(640)
Proceeds withdrawn from life insurance policies	415	1,649
Proceeds from sale of real estate and equipment	5,743	8,693
Other investing activity	(1,242)	--
Net cash provided by (used for) investing activities from continuing operations	(28,249)	5,672
Net cash provided by investing activities from discontinued operations	--	--
Net cash provided by (used for) investing activities	(28,249)	5,672
Cash Flows from Financing Activities		
Proceeds from borrowings	73,000	78,000
Payments of debt	(116,500)	(79,000)
Short-term borrowings, net	1,800	--
Stock issued under employee stock option and purchase plans	342	376
Excess tax benefit associated with stock option exercises	247	
Cash dividends paid	(2,875)	(2,490)
Purchase of treasury stock	(5,237)	(1,074)
Net cash used for financing activities from continuing operations	(49,223)	(4,188)
Net cash used for financing activities from discontinued operations	--	--
Net cash used for financing activities	(49,223)	(4,188)
Effect of exchange rate changes on cash	1,912	1,761
Net changes in cash and cash equivalents	(19,223)	24,646
Cash and cash equivalents at beginning of year	33,630	8,984
Cash and cash equivalents at end of year	$14,407	$33,630

Standex International Corporation
Condensed Consolidated Balance Sheets

	June 30, 2011	June 30, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$14,407	$33,630
Accounts receivable, net	102,220	92,520
Inventories, net	83,578	69,554
Income tax receivables	--	3,634
Prepaid expenses and other current assets	7,729	5,346
Deferred tax asset	12,615	12,351
Total current assets	220,549	217,035
Property, plant, and equipment, net	96,334	93,227
Intangible assets, net	22,554	17,791
Goodwill	117,373	102,804
Other non-current assets	18,095	15,422
Total non-current assets	254,356	229,244
Total assets	$474,905	$446,279
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	$5,100	--
Accounts payable	72,795	$58,514
Accrued liabilities	45,652	40,683
Income taxes payable	3,404	--
Current liabilities – discontinued operations	1,186	2,319
Total current liabilities	128,137	101,516
Long-term debt - less current portion	46,500	93,300
Accrued pension and other non-current liabilities	54,655	59,400
Total non-current liabilities	101,155	152,700
Stockholders' equity:		
Common stock	41,976	41,976
Additional paid-in capital	33,228	31,460
Retained earnings	477,726	445,313
Accumulated other comprehensive loss	(44,928)	(66,456)
Treasury shares	(262,389)	(260,230)
Total stockholders' equity	245,613	192,063
Total liabilities and stockholders' equity	$474,905	$446,279

Standex International Corporation
Selected Segment Data

	Three Months Ended June 30,		Year Ended June 30,	
	2011	**2010**	**2011**	**2010**
Net Sales				
Food Service Equipment	$96,935	$88,266	$365,523	$337,578
Air Distribution Products	12,886	12,245	52,384	50,974
Engraving	21,823	19,670	85,258	77,372
Engineering Technologies	24,038	15,917	61,063	58,732
Electronics and Hydraulics	18,897	15,983	69,525	53,798
Total	$174,579	$152,081	$633,753	$578,454
Income from operations				
Food Service Equipment	$9,993	$10,886	$37,915	$39,682
Air Distribution Products	(767)	(1,301)	(2,627)	(3,186)
Engraving	3,307	2,781	14,182	9,395
Engineering Technologies	4,826	3,797	12,606	13,843
Electronics and Hydraulics	2,672	1,886	9,872	4,888
Corporate	(4,876)	(5,770)	(20,845)	(19,989)
Total	$15,155	$12,279	$51,103	$44,633

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

	Three Months Ended June 30,			Year Ended June 30,		
	2011	**2010**	**% Change**	**2011**	**2010**	**% Change**
Adjusted income from operations and adjusted net income from continuing operations:						
Income from operations, as reported	$ 14,734	$ 12,194	20.8%	$ 52,427	$42,266	24.0%
Adjustments:						
Restructuring charges	421	85		2,044	3,772	
Gain on sale of real estate	-	-		(3,368)	(1,405)	
Legal dispute expenses	-	969		-	969	
Acquisition-related expenses	577	-		1,855	-	
Adjusted income from operations	$ 15,732	$ 13,248	18.8%	$ 52,958	$45,602	16.1%
Interest and other expenses	(580)	(797)		(2,322)	(2,870)	
Provision for income taxes	(3,810)	(2,857)		(13,957)	(11,436)	
Discrete tax items	-	(1,070)		(503)	(1,470)	
Tax impact of above adjustments	(344)	(364)		(146)	(1,151)	
Net income from continuing operations, as adjusted	$ 10,998	$ 8,160	34.8%	$ 36,030	$28,675	25.6%
EBITDA and Adjusted EBITDA:						
Income from continuing operations before income taxes, as reported	$ 14,154	$ 11,397		$ 50,105	$39,396	
Add back:						
Interest expense	460	1,138		2,107	3,624	
Depreciation and amortization	3,939	3,408		14,160	14,407	
EBITDA	$ 18,553	$ 15,943	16.4%	$ 66,372	$57,427	15.6%
Adjustments:						
Restructuring charges	421	85		2,044	3,772	
Gain on sale of real estate	-	-		(3,368)	(1,405)	
Legal dispute expenses	-	969		-	969	
Acquisition-related expenses	577	-		1,855	-	
Adjusted EBITDA	$ 19,551	$ 16,997	15.0%	$ 66,903	$60,763	10.1%
Free operating cash flow:						
Net cash provided by operating activities, as reported	$ 32,451	$ (7,778)		$ 56,337	$21,401	
Less: Capital Expenditures	(1,114)	(1,050)		(6,048)	(4,030)	
Add: Voluntary pension contributions	-	16,721		-	16,721	
Free operating cash flow	$ 31,337	$ 7,893		$ 50,289	$34,092	
Net income	10,270	8,362		35,367	28,699	
Conversion of free operating cash flow	305.1%	94.4%		142.2%	118.8%	


Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures


	Three Months Ended June 30,			Year Ended June 30,		
	2011	**2010**	**% Change**	**2011**	**2010**	**% Change**
Adjusted earnings per share from continuing operations						
Diluted earnings per share from continuing operations, as reported	$0.81	$0.67	20.9%	$2.83	$2.20	28.6%
Adjustments:						
Restructuring charges	0.02	-		0.10	0.19	
Gain on sale of real estate	-	-		(0.16)	(0.07)	
Legal dispute expenses	-	0.05		-	0.05	
Acquisition-related expenses	0.03	-		0.10	-	
Discrete tax items	-	(0.08)		(0.04)	(0.12)	
Diluted earnings per share from continuing operations, as adjusted	$0.86	$0.64	34.4%	$2.83	$2.25	25.8%